UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                            Thermo Optek Corporation
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883582 10 8
                               ------------------
                                 (CUSIP Number)

             Seth H. Hoogasian, Esq.       Thermo Electron Corporation
             General Counsel               81 Wyman Street
             (617) 622-1000                Waltham, MA  02254
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   July 1, 1996
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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        CUSIP No. 883582 10 8          13D              Page 2 of 8 Pages


                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Instrument Systems Inc.
                IRS No. 04-2925809


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                Not applicable

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    45,000,000
      SHARES

   BENEFICIALLY  8  SHARED VOTING POWER

     OWNED BY       0
                 9  SOLE DISPOSITIVE POWER
        EACH
                    45,000,000
     REPORTING
                 10 SHARED VOTING POWER
    PERSON WITH     0
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        CUSIP No. 883582 10 8          13D              Page 3 of 8 Pages


        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                45,000,000


        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [   ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                93%

        14      TYPE OF REPORTING PERSON*

                CO
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        CUSIP No. 883582 10 8          13D              Page 4 of 8 Pages



   Item 1.  Security and Issuer.

        This Schedule 13D relates to the shares (the "Shares") of common stock, par value $0.01 per share, of Thermo Optek Corporation (the "Issuer"). The Issuer's principal executive offices are located at 8E Forge Parkway, Franklin, Massachusetts 02038.

   Item 2.  Identity and Background.

        This Schedule 13D is being filed by Thermo Instrument Systems Inc. (the "Reporting Person"). The Reporting Person has elected to report its ownership information with respect to the Issuer, which is a majority owned subsidiary of the Reporting Person, on Schedule 13D, instead of annually on
   Schedule 13G.

        The principal business address and principal office address of the Reporting Person is 1275 Hammerwood Avenue, Sunnyvale, California 94089. The Reporting Person is a Delaware corporation.

        The Reporting Person develops, manufactures, and markets instruments used to detect and measure air pollution, radioactivity, complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids as well as to control and monitor various industrial processes.

        Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

        During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        Not applicable.
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        CUSIP No. 883582 10 8          13D              Page 5 of 8 Pages



   Item 4.  Purpose of Transaction

        The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer or for other purposes. In determining whether to do so for other purposes, it will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Reporting Person beneficially owns 45,000,000 Shares, or approximately 93% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person do not beneficially own any Shares (including for such purpose any Shares that such persons have the right to acquire within 60 days of the date hereof through the exercise of stock options).

        (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns. Thermo Electron Corporation presently owns more than 50% of the outstanding common stock of the Reporting Person and, therefore, may be deemed to have the power to vote and dispose of the Shares owned by the Reporting Person. However, Thermo Electron Corporation and the Reporting Person disclaim the existence of a group between the two entities for purposes of this Schedule 13D.

        (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, no executive officer or director of the Reporting Person, has effected any transactions in Shares of the Issuer in the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.
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        CUSIP No. 883582 10 8          13D              Page 6 of 8 Pages



   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Not applicable.

   Item 7.   Material to Be Filed as Exhibits

        Not applicable.

   Signatures

        After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


   Date: July 9, 1996                 THERMO INSTRUMENT SYSTEMS INC.


                                 By:  /s/  Jonathan W. Painter
                                      -------------------------------------
                                           Jonathan W. Painter
                                           Treasurer
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        CUSIP No. 883582 10 8          13D              Page 7 of 8 Pages


                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Instrument Systems Inc. ("TISI"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of TISI is Thermo Instrument Systems Inc., 1275 Hammerwood Avenue, Sunnyvale, California 94089.

   Marshall J. Armstrong:                  Director, TISI
   ----------------------

        Mr. Armstrong is Chief Executive Officer of Thermo Power Corporation and Vice President of Thermo Electron Corporation. His business address is 81 Wyman Street, Waltham, Massachusetts 02254.

   Frank Borman:                           Director, TISI
   -------------

        Mr. Borman is President and Chief Executive Officer of Patlex Corporation, a patent licensing corporation. His business address is 250 Cotorro Court, Suite 4, Las Cruces, New Mexico 88005.

   Elias P. Gyftopoulos:                   Director, TISI
   ---------------------

        Dr. Gyftopoulos is the Ford Professor of Engineering at the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Robert C. Howard:                       Director, TISI
   -----------------

        Mr. Howard is Executive Vice President of Thermo Electron Corporation. His business address is 81 Wyman Street, Waltham, Massachusetts 02254.

   Frank Jungers:                          Director, TISI
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 5584 S.E. Hillwood Circle, Milwaukie, Oregon 97267.

   Robert A. McCabe:                       Director, TISI
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.
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        CUSIP No. 883582 10 8          13D              Page 8 of 8 Pages



   Polyvios C. Vintiadis:                  Director, TISI
   ----------------------

        Mr. Vintiadis is the Chairman and Chief Executive Officer of Towermarc Corporation, a real estate development company. His business address is Towermarc, 2 Pickwick Plaza, 4th Floor, Greenwich, CT 06830.

   George N. Hatsopoulos:                  Director and Chairman of the
   ----------------------
                                           Board, TISI

   John N. Hatsopoulos:                    Director, Vice President
   --------------------
                                           and Chief Financial Officer, TISI

   Arvin H. Smith:                         Director, President and Chief
   ---------------
                                           Executive Officer, TISI

   Earl R. Lewis:                          Executive Vice President and
   --------------
                                           Chief Operating Officer, TISI

   Denis A. Helm:                          Senior Vice President, TISI
   --------------

   Richard W.K. Chapman:                   Vice President, TISI
   ---------------------

   Barry S. Howe:                          Vice President, TISI
   --------------